UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Washington, D.C. 20549	Expires: May 31, 2012
Estimated average burden
FORM 12b-25	hours per response….2.50

NOTIFICATION OF LATE FILING	SEC FILE NUMBER
000-52882

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	CUSIP NUMBER
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:				December 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
Recovery Energy, Inc.
Full Name of Registrant

Former Name if Applicable

1515 Wynkoop Street, Suite 200
Address of Principal Executive Officer (Street and Number)

Denver, CO 80202
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company could not complete and file its Annual Report on Form 10-K in a timely manner because of delays in accurately preparing and presenting all necessary disclosures required for a complete filing. Such delays are due in part to the fact that this is the first Annual Report on Form 10-K the Company has filed since the Company became an accelerated filer.  Thus, the Company is unable to file its Annual Report on Form 10-K in a timely manner without unreasonable effort or expense. The Company expects to file its Annual Report on Form 10-K  early the week of March 19, 2012.  At the time of that filing we will not have completed our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2011, and our auditors will not have completed their audit of the effectiveness of our internal control over financial reporting as of December 31, 2011, as required by Item 9A of Form 10-K.   We will file an amendment to our Annual Report on Form 10-K no later than the fifteenth calendar day following its prescribed due date that will include a discussion of our internal review and our auditors' audit of the effectiveness of our internal control over financial reporting as of December 31, 2011, which we expect will conclude that our controls were ineffective and describe the steps we have taken to remedy this.

PART IV - OTHER INFORMATION

(1)		Name and telephone number of person to contact in regard to this notification

A. Bradley Gabbard	(303)	951-7933
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
		☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
		☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Recovery Energy, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 15, 2012	By	/s/ A. Bradley Gabbard
A. Bradley Gabbard Chief Executive Officer
INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This Form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.
5.
Electronic Filers:  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

6.
Interactive Data Submission. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

March 15, 2012

Securities and Exchange Commission
Washington D.C. 20549

RE:           Recovery Energy, Inc.

Gentlemen:

We confirm that the audit of Recovery Energy, Inc. is not yet completed and cannot be completed by the required filing date of March 15, 2012 without unreasonable cost and effort.

Sincerely,

Hein & Associates LLP
Independent Registered Public Accounting Firm

717 17th Street, 16th Floor
Denver, Colorado 80202-3323
Phone:  303-298-9600
Fax:  303-298-8118
www.heincpa.com